Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus/Offers to Exchange of Skyworks Solutions, Inc. for the offers to exchange any and all outstanding notes issued by Qorvo, Inc. for new notes issued by Skyworks Solutions, Inc. and to the incorporation by reference therein of our reports dated May 8, 2026, with respect to the consolidated financial statements of Qorvo, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Qorvo, Inc. and subsidiaries, included in Skyworks Solutions, Inc.’s Current Report on Form 8-K dated May 20, 2026, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Charlotte, North Carolina

May 20, 2026